Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-172554 and 333-172554-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale of securities is not permitted.

SUBJECT TO COMPLETION, DATED JULY 27, 2011

PRICING SUPPLEMENT NO. 2011-MTNDG0069 DATED             , 2011

(TO PROSPECTUS SUPPLEMENT DATED MAY 12, 2011 AND PROSPECTUS DATED MAY 12, 2011)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Notes Based Upon a Basket of Commodities

due August 8, 2013

$1,000 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

•	We will not make any payments on the notes prior to maturity.

•

The notes will mature on August 8, 2013. Subject to the credit risk of Citigroup Inc., at maturity you will receive for each $1,000 principal amount note you hold a payment in cash equal to $900 plus a basket return amount, which may be positive or zero.

•

The basket return amount will be based upon the basket return percentage which will measure the performance of each of the following five physical commodities in an equally weighted basket: (i) Gold, (ii) WTI Crude Oil, (iii) Gasoline, (iv) Sugar and (v) Copper (as measured by the relevant first nearby futures contract for (ii), (iii) and (iv)) during the period between the date on which the notes are initially priced for sale to the public (which we refer to as the pricing date) and August 5, 2013 (which we refer to as the valuation date).

•	If the basket return percentage is less than or equal to zero, the basket return amount will equal zero and the payment at maturity will be $900 per note.

•

If the basket return percentage is greater than zero, the basket return amount per note will equal the product of (a) $1,000 (b) the basket return percentage and (c) the participation rate of 100% to 105% (to be determined on the pricing date).

•	We will not apply to list the notes on any securities exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-7. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$1,000.00	$
Underwriting Fee	$15.00	$
Proceeds to Citigroup Funding Inc.	$985.00	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, will receive an underwriting fee of $15 from Citigroup Funding Inc. for each note sold in this offering. From this underwriting fee, Citigroup Global Markets Inc. will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $15 for each note they sell. Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about August             , 2011 (three business days after the pricing date).

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Notes Based Upon a Basket of Commodities due August 8, 2013, or the notes, are securities offered by Citigroup Funding Inc. that combine characteristics of debt and commodities and have a maturity of approximately 2 years. The notes pay an amount at maturity per note equal to $900 plus a basket return amount, which may be positive or zero. The basket return amount will be based upon the performance of each of the following five physical commodities in an equally weighted basket (the “underlying basket”): (i) Gold, (ii) WTI Crude Oil, (iii) Gasoline, (iv) Sugar and (v) Copper (as measured by the relevant first nearby futures contract for (ii), (iii) and (iv) and each of (i) through (v) a “basket commodity” and, collectively the “basket commodities”) during the period between the pricing date and the valuation date. If the sum of the weighted percentage change in the value of each of the basket commodities during the term of the notes, which we refer to as the basket return percentage, is less than or equal to zero, the basket return amount per note will equal zero and the payment at maturity will be $900 per note. If the basket return percentage is greater than zero, the basket return amount per note will equal the product of (a) $1,000 (b) the basket return percentage and (c) the participation rate of 100% to 105% (to be determined on the pricing date). However, because the amount you receive at maturity is determined by adding the basket return amount to $900 and not $1000, the basket return amount, if any, will be offset by an amount equal to 10% of the $1,000 principal amount per note, or $100 per note. All payments on the notes are subject to the credit risk of Citigroup Inc.

The notes mature on August 8, 2013 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Inc.

Each note represents a principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Any Interest or Dividend Payments on the Notes?

No. We will not make any periodic payments of interest on the notes or any other periodic payments on the notes.

What Will I Receive at Maturity of the Notes?

The notes will mature on August 8, 2013. Subject to the credit risk of Citigroup Inc., you will receive at maturity, for each $1,000 principal amount of notes you hold, an amount in cash equal to $900 plus a basket return amount, which may be positive or zero.

How Will the Basket Return Amount Be Calculated?

The basket return amount will be based on the basket return percentage and will be calculated as follows:

•	If the basket return percentage is less than or equal to zero, the basket return amount per note will equal zero and the payment received at maturity will be $900 per note.

•

If the basket return percentage is greater than zero, the basket return amount per note will equal the product of (a) $1,000 (b) the basket return percentage and (c) the participation rate of 100% to 105% (to be determined on the pricing date).

The basket return percentage will equal the percentage change in the closing level of the underlying basket from the pricing date to the valuation date, equal to the following fraction:

Final Basket Level – Initial Basket Level
Initial Basket Level

The initial basket level will equal the closing level of the underlying basket on the pricing date, which will be set to equal 100.

The final basket level will equal the closing level of the underlying basket on the valuation date.

The pricing date is August     , 2011 (expected to price on or about August 5, 2011), the date on which the notes are initially priced for sale to the public.

The valuation date is August 5, 2013.

The closing level of the underlying basket on any date of determination will equal the sum of the products of each basket commodity’s closing level and its multiplier. The multiplier for each basket commodity will determined on the pricing date and will equal 100 times the 20% weighting assigned to each basket commodity divided by the closing level of that basket commodity on the pricing date.

Basket commodities	Bloomberg Ticker	Weight (%)	Initial Closing Level	Multiplier
Gold	GOLDNPM <Comdty>	20%
WTI Crude Oil	CL1 <Comdty>	20%
Gasoline	XB1<Comdty>	20%
Sugar	SB1<Comdty>	20%
Copper	LOCADY <Comdty>	20%

The closing level of each basket commodity on any date of determination will be:

•

For Gold, the fixing price per troy ounce of gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. Dollars as made public by the London Gold Market and displayed on Bloomberg Page “GOLDLNPM <INDEX>” and Reuters Screen page “GOFO” on that day.

•

For WTI Crude Oil, the settlement price of per metric barrel of deliverable grade West Texas Intermediate light sweet crude oil on the NYMEX of the First Nearby Futures Contract stated in U.S. Dollars as made public by the NYMEX and displayed on Bloomberg Page “CL1 <CMDTY>” and Reuters Screen page “2CLc1” on that day.

•

For Gasoline, settlement price of per gallon of deliverable grade New York Harbor unleaded gasoline on the NYMEX of the First Nearby Futures Contract stated in U.S. Dollars as made public by the NYMEX and displayed on Bloomberg Page “XB1 <CMDTY>” and Reuters Screen page “2RBc1” on that day.

•

For Copper, the settlement price per ton of Cash Copper Grade A on the LME (as defined below) deliverable in two days, stated in U.S. dollars as determined by the LME and displayed on Reuters Screen page “SETTMCU01” or Bloomberg Screen page “LOCADY <CMDTY>” on that day.

•

For Sugar, the settlement price per pound of deliverable grade cane sugar on the ICE (as defined below) of the first nearby futures contract, stated in U.S. cents, as made public by the ICE and displayed on Bloomberg Page “SB1 <CMDTY> CT” and Reuters Screen page “0#SB:” on that day provided that the day is two commodity business days prior to both the first notice date and the last trade date. After any of these dates, settlement price of the second nearby futures contract is referenced. For more information, please see “The Basket Commodities – Description of the First Nearby Sugar Futures Contracts.”

Where Can I Find Examples of Hypothetical Payments at Maturity?

For a table setting forth hypothetical payments at maturity, see “Description of the Notes—What You Could Receive at Maturity—Hypothetical Examples” in this pricing supplement.

What Is the London PM Fix of Gold Price?

Unless otherwise stated, all information on the London PM Fix of gold price provided in this pricing supplement is derived from the London Bullion Market Association (the “LBMA”) or other publicly available sources. The London PM Fix of gold price is set by five market-making members of the LBMA during the afternoon sessions of the twice daily gold price fix which start at 3:00 p.m. London, England time. The LBMA is the London-based trade association that represents the wholesale over-the-counter market for gold in London. The LBMA is currently comprised of sixty members, of which nine are market-making members, plus a number of associate members around the world.

Please note that an investment in the notes does not entitle you to any ownership or other interest in gold.

What Is the First Nearby Light Sweet Crude Oil Contract?

Unless otherwise stated, all information on the settlement price of first nearby light sweet crude oil contract provided in this pricing supplement is derived from the New York Mercantile Exchange, Inc. (“NYMEX”) or other publicly available sources. A first nearby light sweet crude oil contract is an exchange-traded futures contract traded on the NYMEX. It provides for the future purchase and sale of a specified type and quantity of a commodity—in this case light sweet crude oil —at an agreed upon price (the “settlement price”). The futures contract provides for a specified settlement month in which the commodity is to be delivered by the seller. A “first nearby” contract is the contract next scheduled for settlement. For example, in August 2011, the first nearby light, sweet crude oil contract and the first nearby natural gas contract is a contract for delivery of nearby light, sweet crude oil or natural gas in September 2011.

Please note that an investment in the notes does not entitle you to any ownership or other interest in any light sweet crude oil contract.

What Is the First Nearby Gasoline RBOB Contract?

Unless otherwise stated, all information on the settlement price of first nearby gasoline RBOB contract provided in this pricing supplement is derived from the New York Mercantile Exchange, Inc. (“NYMEX”) or other publicly available sources. A first nearby gasoline RBOB contract is an exchange-traded futures contract traded on the NYMEX. It provides for the future purchase and sale of a specified type and quantity of a commodity—in this case, gasoline RBOB—at an agreed upon price (the “settlement price”). The futures contract provides for a specified settlement month in which the commodity is to be delivered by the seller. A “first nearby” contract is the contract next scheduled for settlement. For example, in August 2011, the first nearby light, sweet crude oil contract and the first nearby natural gas contract is a contract for delivery of nearby gasoline RBOB in September 2011.

Please note that an investment in the notes does not entitle you to any ownership or other interest in any gasoline RBOB contract.

What Is the First Nearby Sugar Futures Contract?

Unless otherwise stated, all information on the settlement price of the first nearby sugar futures contract in this pricing supplement is derived from the Intercontinental Exchange, Inc. (“ICE”) or other publicly available sources. A first nearby sugar futures contract is an exchange-traded futures contract traded on the ICE. It provides for the future purchase and sale of a specified type and quantity of a commodity—in this sugar, at an agreed upon price (the “settlement price”). The futures contract provides for a specified settlement month in which the commodity is to be delivered by the seller. A “first nearby” contract is the contract next scheduled for settlement. For example, as of August 2011 the first nearby sugar contract is a contract for delivery of sugar in October 2011. In some particular instances we will make reference to the second nearby futures contract. For more specific information about the second nearby future contract please see “The Basket Commodities—Description of the First Nearby Sugar Futures Contracts” in this pricing supplement.

Please note that an investment in the notes does not entitle you to any ownership or other interest in the first nearby sugar futures contracts.

What is the Cash Settlement Price for Copper?

Unless otherwise stated, all information on the cash settlement prices of copper provided in this pricing supplement is derived from the London Metal Exchange Ltd. (“LME”) or other publicly available sources. The LME provides a transparent forum for the trading of futures contracts for non-ferrous metals and plastics. As a result of this trading, daily prices are “discovered” and published by the LME which the physical industry around the world uses as the basis of price negotiations for the physical sale or purchase of metals or plastics. The cash settlement price for copper is set daily during the second “ring” or round of trading at the LME, during which session only those broker members permitted to take part in ring trading may process their clients’ orders on the trading floor. At present, there are 12 “ring dealers.” The cash settlement price is the last cash offer price quoted for the relevant metal at the end of the five-minute ring relating to that metal in the second ring session of the day.

Please note that an investment in the notes does not entitle you to any ownership or other interest in copper.

How Have the Basket Commodities Performed Historically?

We have provided graphs showing the daily closing values of each relevant commodity, as reported on Bloomberg from January 3, 2006 to July 25, 2011, and tables showing the high and low closing values of each commodity for each quarter since the first quarter of 2006. You can find these graphs and tables in the section “The Basket Commodities” in this pricing supplement. We have provided this historical information to help you evaluate the performance of the value of each basket commodity in recent years. However, past performance is not indicative of how the basket commodities will perform in the future.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of a note will be required to include original issue discount (“ tax OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the note, which yield will be assumed to be     % per year, compounded semi-annually. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the note (although holders will receive no payments on the notes prior to maturity). The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, a note. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the note during such periods (with an offsetting ordinary loss). If the amount we actually pay at maturity is, in fact, higher than this assumed amount, then a U.S. holder will be required to include such additional amount as ordinary income. If a U.S. holder disposes of the note prior to maturity, the U.S. holder will be required to treat any gain recognized upon the disposition of the note as ordinary income (rather than capital gain). You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Securities Exchange?

No. The notes will not be listed on any securities exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding Inc. is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding Inc. and Citigroup Inc.’s Affiliate, Citigroup Global Markets Inc.?

Citigroup Funding’s and Citigroup Inc.’s affiliate, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets Inc. and/or other broker-dealer affiliates of Citigroup Funding intend to buy and sell notes to create a secondary market for holders of the notes, and may engage in other activities described below in the section “Plan of Distribution; Conflicts of Interest.” However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue them once it has started.

Citigroup Global Markets Inc. will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets Inc. and you as a holder of the notes. You should refer to “Risk Factors Relating to the Notes — The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in one or more of the basket commodities or in other instruments, such as options, swaps or futures, based on one or more of the basket commodities. This hedging activity could affect the value of the basket commodities during the term of the notes and therefore the basket return amount as well as the value of the notes in any secondary market that develops. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in any secondary market. Moreover, this hedging activity may result in our affiliates receiving a profit, even if the basket return amount you receive at maturity is less than the interest you would receive on a standard note of comparable maturity. You should refer to “Risk Factors Relating to the Notes — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest,” “ — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the payment at maturity of the notes will be based upon the performance of each of the five physical commodities in the underlying basket during the term of the notes, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of five physical commodities in the underlying basket and other events that are difficult to predict and beyond our control.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic interest payments or any other periodic payments on the notes.

You May Lose a Portion of Your Investment

The amount of the maturity payment will depend on the basket return percentage, which is equal to the sum of the weighted percentage change in the value of each of the basket commodities during the term of the notes. If the basket return percentage is less than or equal to zero, the payment you receive at maturity will be limited to 90% of the principal amount of your initial investment in the notes, or $900 per note. This will be true even if the value of one or more of the basket commodities has increased at one or more times during the term of the notes, but the values of the other basket commodities have decreased or have not increased sufficiently. Even if the basket return percentage is greater than zero, you will still lose a portion of your investment if the basket return amount is less than $100.

The Basket Return Amount Will Be Offset

The amount you receive at maturity will be determined by adding the basket return amount, if any, to $900 not $1,000 per note. Thus, even if the basket return amount is positive, if it is less than $100 per note you will lose a portion of your investment in the notes.

Secondary Market Sales of the Notes May Result in a Loss of Principal

You will be entitled to receive at least $900 per note, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

The Use of the Sum of the Weighted Percentage Change for Each Basket Commodity Instead of the Commodity Return for One or Certain Basket Commodities May Lower the Return on Your Investment

Because the basket return percentage will be based on the sum of the weighted percentage change for each basket commodity, a significant increase in the value of one or more of the basket commodities may be substantially or entirely offset by a decrease in the value of one or more of the other basket commodities. This may cause your return on the notes to be less than the return on a similar instrument linked to just one or certain basket commodities.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any periodic interest. As a result, if the basket return percentage is less than approximately     %, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security (guaranteed by Citigroup Inc.) of comparable maturity.

The Notes Are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Notes, and Any Actual or Anticipated Changes to Its Credit Ratings or Credit Spreads May Adversely Affect the Market Value of the Notes

You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

Special U.S. Federal Income Tax Rules Will Apply to U.S. Holders

The notes will be treated by Citigroup Funding as contingent payment debt obligations of Citigroup Funding, and by accepting a note, each holder of a note agrees to this treatment of the note. Special U.S. federal income tax rules apply to contingent payment debt obligations. Under these rules, a U.S. holder will be required to accrue interest income on the note although U.S. holders will receive no payments with respect to the note before maturity and regardless of whether the U.S. depositor uses the cash or accrual method of tax accounting. In addition, upon the sale, exchange or other disposition of a note, including redemption of the note at maturity, a U.S. holder generally will be required to treat any gain recognized upon the disposition of the note as ordinary income, rather than capital gain. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

The Historical Performance of the Basket Commodities Is Not an Indication of the Future Performance of the Basket Commodities

The historical performance of the basket commodities, which is included in this pricing supplement, should not be taken as an indication of the future performance of the basket commodities during the term of the notes. Changes in the value of the underlying basket commodities will affect the trading price of the notes, but it is impossible to predict whether the value of the underlying basket will fall or rise.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of, and demand for, the notes, the value of the basket commodities and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Underlying Basket. We expect that the market value of the notes will depend substantially on the amount, if any, by which the value of the underlying basket changes from its initial basket value. However, changes in the value of the underlying basket may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the underlying basket exceeds its initial basket value, you may receive substantially less than the amount that would be payable at maturity because of expectations that the value of the underlying basket will continue to fluctuate from that time to the valuation date. If you choose to sell your notes when the value of the underlying basket is below its initial basket value, you will likely receive less than the amount you originally invested.

Trading prices of the commodities included in the underlying basket will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the commodity trading markets on which such commodities are traded, and by various circumstances that can influence the values of such commodities in a specific market segment of a particular commodity. Citigroup Funding’s hedging activities in the commodities included in the underlying basket, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the commodities included in the underlying basket.

Volatility of the Basket Commodities. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the basket commodities during the term of the notes, the market value of the notes may decrease.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the basket commodities. A “time premium” or “discount” results from expectations concerning the value of the basket commodities during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the basket commodities or in other instruments, such as options or swaps, based upon one or more of the relevant exchange rates or the basket commodities. This hedging activity could affect the value of the basket commodities and therefore the market value of the notes. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Additionally, due to the inclusion of commissions and projected profit from hedging in the public offering price of the notes, the notes may trade at prices below their initial issue price.

Fees and Projected Hedging Profits. The price, if any, at which Citigroup Global Markets Inc. is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the notes declines. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets Inc., as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition and Results of Citigroup Funding Inc. and Citigroup Inc. Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Closing Levels of the Basket Commodities and the Value of the Notes May Be Affected By Currency Exchange Fluctuations.

The closing levels for the basket commodities are quoted in U.S. dollars. As a result, appreciation of the U.S. dollar will increase the relative cost of the basket commodities for foreign consumers, thereby reducing demand for those basket commodities and affecting their market prices. As a result, the closing levels of the basket commodities and an investment in the notes may be adversely affected by changes in exchange rates between the U.S. dollar and foreign currencies. In recent years, rates of exchange between the U.S. dollar and various foreign currencies have been highly volatile and this volatility may continue in the future. However, fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative of fluctuations that may occur during the term of the notes.

The Prices of the Basket Commodities Are Highly Volatile.

Gold. The price of gold is highly volatile and is affected by numerous factors. These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold and platinum by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market.

WTI Crude Oil. Settlement prices of the first nearby light, sweet crude oil futures contract is also highly volatile and is affected by numerous factors in addition to economic activity. These include political events, weather, labor activity and especially direct government intervention, such as embargos, and supply disruptions in major oil producing or consuming regions such as the Middle East, the United States, Latin America and Russia. Such events tend to affect oil prices worldwide, regardless of the location of the event. The outcome of meetings of the Organization of Petroleum Exporting Countries can particularly affect world oil supply and oil prices. Market expectations about these events and speculative activity can also cause prices to fluctuate. Furthermore, any changes in the policies or regulations of the NYMEX or other regulators could also affect the settlement price of the light sweet crude oil futures contract.

Gasoline RBOB. Settlement prices of the first nearby gasoline RBOB futures are also volatile. They are affected by numerous factors in addition to economic activity. These include political events, weather, labor activity and especially direct government intervention, such as embargos, and supply disruptions in major gasoline RBOB producing or consuming regions such as the Middle East, the United States, Latin America and Russia. Such events tend to affect gasoline RBOB prices worldwide, regardless of the location of the event. The outcome of meetings of the Organization of Petroleum Exporting Countries can particularly affect world oil supply and gasoline RBOB. Market expectations about these events and speculative activity can also cause prices to fluctuate. Furthermore, any changes in the policies or regulations of the NYMEX or other regulators could also affect the settlement price of the gasoline RBOB futures contract.

Sugar. The settlement prices of the first nearby sugar futures contracts are highly volatile and are affected by numerous factors in addition to economic activity. These includes changes in supply and demand relationships; weather; agricultural, trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; and changes in interest rates. Market expectations about these events and speculative activity can also cause prices to fluctuate. Furthermore, any changes in the policies or regulations of the CBOT or ICE, as applicable, or other regulators could also affect the settlement price of the first nearby sugar futures contracts.

Copper. Prices of copper are highly volatile and are affected by numerous factors in addition to economic activity. These include disruptions in major metal producing or consuming regions such as Latin America, the United States and Africa. Such events tend to affect metal cash settlement prices worldwide, regardless of the location of the event.

Commodity Futures Contracts are Subject to Uncertain Legal and Regulatory Regimes that May Change in Ways that Adversely Affect the Value of the Notes.

The commodity futures contracts that comprise the basket commodities are subject to extensive statutes, regulations, and margin requirements. The CFTC and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. The regulation of commodity transactions in the U.S. is also subject to ongoing modification by government and judicial action. For example, the United States House of Representatives and the United States Senate have enacted legislation that requires, among other things, the CFTC to adopt rules that would subject Citigroup Funding Inc. and/or its affiliates to position limits in certain commodity futures contracts. The effects of these or any future regulatory changes on the value of the notes is impossible to predict, but could be substantial and adverse to your interests as a holder of the notes.

You May Not Be Able To Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets Inc. is willing to transact. If at any time Citigroup Global Markets Inc. were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes

Citigroup Global Markets Inc., which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Global Markets Inc. will determine the final basket level, the basket return percentage and the basket return amount, as applicable, and will calculate the amount of cash, you will receive at maturity. Any of these determinations made by Citigroup Global Markets, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any value of the basket commodities in such event, may adversely affect the payment to you at maturity.

Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the notes (and possibly to other instruments linked to the underlying basket) through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the basket commodities or in other instruments, such as options, swaps or futures, based on one or more of the basket commodities. This hedging activity may present a conflict between your interest in the notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of basket commodities and, therefore, the determination of the payment due at maturity. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Since hedging our obligation under the notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

¡	Prospectus Supplement and Prospectus filed on May 12, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

General

The Notes Based Upon a Basket of Commodities due August 8, 2013 (the “Notes”) are securities offered by Citigroup Funding Inc. that combine characteristics of debt and commodities investments and have a maturity of approximately two years. Subject to the credit risk of Citigroup Inc., at maturity you will receive for each Note you hold an amount in cash that is equal to $900 per Note plus a Basket Return Amount, which may be positive or zero. Because the amount you receive at maturity per Note is determined by adding the Basket Return Amount to $900 and not $1,000, the Basket Return Amount, if any, will be offset by an amount equal to 10% of the $1,000 principal amount per Note, or $100 per Note.

The Basket Return Amount that will be based upon the performance of each of the following five physical commodities in an equally weighted basket (the “Underlying Basket”): (i) Gold, (ii) WTI Crude Oil, (iii) Gasoline, (iv) Sugar and (v) Copper ((as measured by the relevant first nearby futures contract for (ii), (iii) and (iv) and each of (i) through (v) a “Basket Commodity” and, collectively the “Basket Commodities”) during the period between the date at which the basket initially priced, which we refer to as the “Pricing Date”, and August 5, 2013, which we refer to as the “Valuation Date”.

If the sum of the weighted percentage change in the value of each of the Basket Commodities during the term of the Notes (the “Basket Return Percentage”) is less than or equal to zero, the Basket Return Amount per Note will equal zero and the payment at maturity will be $900 per Note. If the Basket Return Percentage is greater than zero, the Basket Return Amount per Note will equal the product of (a) $1,000 (b) the Basket Return Percentage and (c) the Participation Rate of 100% to 105% (to be determined on the Pricing Date). The Basket Return Amount will be determined by reference to the afternoon fixing price per troy ounce of Gold through the London Bullion Market Association (the “LBMA”); the first nearby light, sweet crude oil futures contract traded on the New York Mercantile Exchange, Inc. (“NYMEX”); the first nearby gasoline futures contract and traded on the NYMEX; the first nearby futures contract on sugar traded on the Intercontinental Exchange, Inc. (“ICE”); and the settlement price per ton of Copper Grade A on the London Metal Exchange (the “LME”), deliverable in two days respectively. We have derived all information regarding the Basket Commodities from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by the LBMA, NYMEX, ICE and LME. We make no representation or warranty as to the accuracy or completeness of such information.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $         (        Notes). The Notes will mature on August 8, 2013, will constitute part of the senior debt of Citigroup Funding Inc. and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the Notes, including the repayment of principal, are subject to the credit risk of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $1,000 per Notes and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest or any other periodic payments on the Notes.

Payment at Maturity

The Notes will mature on August 8, 2013. Subject to the credit risk of Citigroup Inc., on the maturity date, holders of the Notes will be entitled to receive for each Note they hold, a principal payment equal to the sum of $900 and a Basket Return Amount, which may be positive or zero. The amount payable to you at maturity is dependent upon the Basket Return Percentage.

Basket Return Amount

The Basket Return Amount will be based on the Basket Return Percentage and will be calculated as follows:

•	If the Basket Return Percentage less than or equal to zero, the Basket Return Amount will equal zero and the payment received at maturity will be $900 per note.

•

If the Basket Return Percentage is greater than zero, the Basket Return Amount per note will equal the product of (a) $1,000 (b) the Basket Return Percentage and (c) the Participation Rate of 100% to 105% (to be determined on the Pricing Date).

The Basket Return Percentage will equal the percentage change in the closing level of the Underlying Basket from the Pricing Date to the Valuation Date equal to the following fraction:

Final Basket Level – Initial Basket Level
Initial Basket Level

The Initial Basket Level will equal the closing level of the Underlying Basket on the Pricing Date, which will be set to equal 100.

The Final Basket Level will equal the closing level of the Underlying Basket on the Valuation Date.

The Pricing Date is August     , 2011 (expected to price on or about August 5, 2011), the date on which the notes are initially priced for sale to the public.

The Valuation Date is August 5, 2013.

The Participation Rate will be 100% to 105% (to be determined on the Pricing Date).

The closing level of the Underlying Basket on any date of determination will equal the sum of the products of each Basket Commodity closing level and its multiplier. The multiplier for each Basket Commodity will be determined on the Pricing Date and will equal 100 times the 20% weighting assigned to each Basket Commodity divided by the closing level of that Basket Commodity on the Pricing Date.

Basket Commodities	Bloomberg Ticker	Weight (%)	Initial Closing Level	Multiplier
Gold	GOLDNPM <Comdty>	20%
WTI Crude Oil	CLI <Comdty>	20%
Gasoline	XBI<Comdty>	20%
Sugar	SBI<Comdty>	20%
Copper	LOCADY <Comdty>	20%

The closing level of each Basket Commodity on any date of determination will be:

•

For Gold, the fixing price per troy ounce of gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. Dollars as made public by the London Gold Market and displayed on Bloomberg Page “GOLDLNPM <INDEX>” and Reuters Screen page “GOFO” on that day.

•

For WTI Crude Oil, the settlement price of per metric barrel of deliverable grade West Texas Intermediate light sweet crude oil on the NYMEX of the First Nearby Futures Contract stated in U.S. Dollars as made public by the NYMEX and displayed on Bloomberg Page “CL1 <CMDTY>” and Reuters Screen page “2CLc1” on that day.

•

For Gasoline, settlement price of per gallon of deliverable grade New York Harbor unleaded gasoline on the NYMEX of the First Nearby Futures Contract stated in U.S. Dollars as made public by the NYMEX and displayed on Bloomberg Page “XB1 <CMDTY>” and Reuters Screen page “2RBc1” on that day.

•

For Copper, the settlement price per ton of Cash Copper Grade A on the LME (as defined below) deliverable in two days, stated in U.S. dollars as determined by the LME and displayed on Reuters Screen page “SETTMCU01” or Bloomberg Screen page “LOCADY <CMDTY>” on that day.

•

For Sugar, the settlement price per pound of deliverable grade cane sugar on the ICE (as defined below) of the First Nearby Futures Contract, stated in U.S. cents, as made public by the ICE and displayed on Bloomberg Page “SB1 <CMDTY> CT” and Reuters Screen page “0#SB:” on that day; provided that the day is two Commodity Business Days prior to both the First Notice Date and the Last Trade Date. After any of these dates, settlement price of the Second Nearby Futures Contract is referenced.

For the purpose of Sugar:

•	Commodity Business Day: Any day that the ICE is open for the underlying contract and that is not restricted by being locked limit up or limit down.

•	First Notice Day: The first day on which a notice of intent to deliver sugar in fulfillment of the relevant futures contract can be made as defined by the ICE.

•	First Delivery Day: The first day on which a notice of intent to deliver sugar in fulfillment of the relevant futures contract can be made as defined by the ICE.

If the closing level for any Basket Commodity is not available on any date of determination, or if there is a Market Disruption Event, the closing level of such commodity for that date, unless deferred by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the price of the relevant commodity obtained from as many dealers in commodities, as applicable (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the Calculation Agent. The determination of the closing level of the Basket Commodity, and thus, the Underlying Basket, by the Calculation Agent upon the occurrence of a Market Disruption Event may be deferred by the Calculation Agent for up to five consecutive Underlying Commodity Business Days on which a Market Disruption Event is occurring, but not past the Underlying Commodity Business Day immediately prior to the Maturity Date. Notwithstanding a postponement of determination with respect to a Basket Commodity subject to a Market Disruption Event, an originally scheduled date of determination will not be postponed for any Basket Commodity not subject to a Market Disruption Event.

An Underlying Commodity Business Day means with respect to Gold, any day the LBMA is open for trading, with respect to WTI Crude Oil and Gasoline, any day the NYMEX is open for trading, with respect to Copper, any day the LME is open for trading, and with respect to Sugar, any day the ICE is open for trading.

A Market Disruption Event, as determined by the Calculation Agent in its sole discretion, is the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) a Basket Commodity or (b) any options contracts or futures contracts relating to the Basket Commodity or any options on such futures contracts on any exchange or market, if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material.

What You Could Receive at Maturity — Hypothetical Examples

The examples of hypothetical payments at maturity set forth below are intended to illustrate the effect of different Basket Return Percentages on the amount you will receive in respect of the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $1,000 per Note

•	Principal Amount: $1,000 per Note

•	Hypothetical Initial Basket Level: 100

•	Hypothetical Participation Rate: 100%

•	Maturity: 2 years

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual total amount you receive will depend on the actual Basket Return Amount, which, in turn, will depend on the actual Basket Return Percentage and Participation Rate. The figures in the below table are rounded to two decimal places.

Hypothetical Basket Return Percentage(1)	Principal Amount Per Note	Hypothetical Basket Return Amount(2)	Hypothetical Payment At Maturity(3)	Hypothetical Return on Note(4)

-70.00%	$1,000.00	$0.00	$900.00	-10.00%
-60.00%	$1,000.00	$0.00	$900.00	-10.00%
-50.00%	$1,000.00	$0.00	$900.00	-10.00%
-40.00%	$1,000.00	$0.00	$900.00	-10.00%
-30.00%	$1,000.00	$0.00	$900.00	-10.00%
-20.00%	$1,000.00	$0.00	$900.00	-10.00%
-10.00%	$1,000.00	$0.00	$900.00	-10.00%
-0.00%	$1,000.00	$0.00	$900.00	-10.00%
10.00%	$1,000.00	$100.00	$1,000.00	0.00%
25.00%	$1,000.00	$200.00	$1,100.00	10.00%
30.00%	$1,000.00	$300.00	$1,200.00	20.00%
35.00%	$1,000.00	$350.00	$1,250.00	25.00%
45.00%	$1,000.00	$450.00	$1,350.00	35.00%
50.00%	$1,000.00	$500.00	$1,400.00	40.00%
60.00%	$1,000.00	$600.00	$1,500.00	50.00%
70.00%	$1,000.00	$700.00	$1,600.00	60.00%

(1)	The Basket Return Percentage is equal to Final Basket Level – Initial Basket Level ÷ Initial Basket Level.
(2)	Hypothetical Basket Return Amount = if Hypothetical Basket Return Percentage is less than or equal to zero, $0.00. If Hypothetical Basket Return Percentage is greater than zero, $1,000 x Hypothetical Basket Return Percentage x Hypothetical Participation Rate.
(3)	Hypothetical Payment at Maturity = $900.00 + Hypothetical Basket Return Amount.
(4)	Hypothetical Return on Note = ( Hypothetical Payment At Maturity - Principal Amount)÷ Principal Amount

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 1730T0NB1.

Calculation Agent

The calculation agent for the Notes will be Citigroup Global Markets, an affiliate of Citigroup Funding. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

THE BASKET COMMODITIES

DESCRIPTION OF THE GOLD PRICE

General

The Basket Return Amount will be determined by reference to the official afternoon fixing price per troy ounce of gold. The official afternoon fixing price per troy ounce of gold is expressed in U.S. dollars and is for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery. Twice daily during London trading hours there is a “fixing” which provides reference gold prices for that day’s trading. Formal participation in the London fixing is traditionally limited to five market-making members of the LBMA. These members meet each London business day at 10:30 a.m. to determine the London morning fixing price, and at 3:00 p.m. to determine the London afternoon fixing price, at the offices of the fixing chairman.

Clients place orders with the dealing rooms of fixing members, who net all orders before communicating their interest to their representative at the fixing. Orders may be changed at any time during these proceedings. All fixing orders are then fulfilled at this price, which is communicated to the market through various media. There are no price limits applicable to LBMA contracts and, consequently, prices can decline without limitation over a period of time.

The London gold market is the principal global clearing center for over-the-counter gold transactions, including transaction in spot, forward and options contracts, together with exchange-traded futures and options and other derivatives. The principal representative body of the London gold market is the LBMA. The LBMA, which was formally incorporated in 1987, is a self-regulatory association currently comprised of 60 members, of which 9 are market-making members, plus a number of associate members around the world.

Historical Data on the Gold Price

The following table sets forth the high, low and period-end London PM Fix of a troy ounce of gold for each quarterly period from January 3, 2006 through July 25, 2011 (rounded to two decimal places). Citibank obtained the data reflected below from Bloomberg without independent verification. These historical data on the price of gold are not indicative of the future performance of the price of gold or what the value of the Notes may be. Any historical upward or downward trend in the price of gold during any period set forth below is not an indication that the price of gold is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low	Period End
2006
Quarter
First	$584.00	$524.75	$582.00
Second	613.50	567.00	$613.50
Third	599.25	573.60	$599.25
Fourth	632.00	560.75	$632.00
2007
Quarter
First	661.75	608.40	661.75
Second	650.50	642.10	650.50
Third	743.00	648.75	743.00
Fourth	833.75	725.50	833.75
2008
Quarter
First	933.50	846.75	933.50
Second	930.25	853.00	930.25
Third	884.50	740.75	884.50
Fourth	869.75	712.50	869.75

	High	Low	Period End
2009
Quarter
First	916.50	810.00	916.50
Second	934.50	870.25	934.50
Third	995.75	908.50	995.75
Fourth	1,087.50	1,003.50	1,087.50
2010
Quarter
First	1,115.00	1,058.00	1,115.50
Second	1,244.00	1,123.50	1,224.00
Third	1,307,00	1,157.00	1,307.00
Fourth	1,405,50	1,313.00	1,405.00
2010
Quarter
First	1,439.00	1,319.00	1,439.00
Second	1,505.50	1,418.50	1,505.50
Third (through July 25, 2011)	1,613.50	1,483.50	1,613.50

The London PM Fix of a troy ounce of gold on July 25, 2011, as reported on Bloomberg Screen page “GOLDLNPM <INDEX>”, was $1,613.50.

DESCRIPTION OF THE SETTLEMENT PRICES OF THE FIRST NEARBY LIGHT,

SWEET CRUDE OIL FUTURES CONTRACT

General

Basket Return Amount will be determined by reference to the settlement prices of the first nearby light, sweet crude oil futures contract traded on the NYMEX. We have derived all information regarding the first nearby light, sweet crude oil contract and the NYMEX from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the NYMEX. We make no representation or warranty as to the accuracy or completeness of such information.

The Futures Market

An exchange-traded futures contract, such as the first nearby light, sweet crude oil futures contract traded on the NYMEX, provides for the future purchase and sale of a specified type and quantity of a commodity. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller.

Futures contracts are traded on organized exchanges such as the NYMEX, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a contract holder may elect to close out its position (either long or short) by taking an opposite position on the exchange on which the position is held. This operates to terminate the position and fix the contract holder’s profit or loss.

U.S. futures markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission (“CFTC”). Because the Notes do not constitute regulated futures contracts or investments in regulated futures contracts, investors in the Notes will not benefit from any clearing house guarantees or any regulatory protections of the CFTC.

The New York Mercantile Exchange

The NYMEX is the largest exchange in the world for the trading of energy futures and options contracts, including contracts for light, sweet crude oil, unleaded gasoline, heating oil and natural gas. The NYMEX conducts trading in its futures contracts through an open-outcry trading floor during the trading day and through the day and after hours through an Internet-based electronic platform.

The First Nearby Light, Sweet Crude Oil Futures Contract

The first nearby light, sweet crude oil futures contract trades in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The contract provides for delivery of several grades of domestic and internationally traded foreign light, sweet crude oils. It may be settled by delivery of West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet or South Texas Sweet.

A “first nearby” contract is the contract next scheduled for delivery. For example, as of August 2011, the first nearby light, sweet crude oil futures contract is the September 2010 futures contract.

NYMEX Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by NYMEX. NYMEX makes no representation or warranty, express or implied, to the purchasers of the Notes or any member of the public regarding the advisability of investing in certificates of deposit generally or in the Notes particularly or the ability of NYMEX commodity futures prices to track general commodity market performance. NYMEX has no relationship to Citibank and NYMEX commodity futures prices are determined, composed and calculated by NYMEX without regard to any of Citibank or the Notes. NYMEX has no obligation to take the needs of Citibank or the holders of the Notes into consideration in determining, composing or calculating any NYMEX commodity futures settlement price. NYMEX is not responsible for and has not participated in the determination of the timing of, prices of, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. NYMEX has no obligation or liability in connection with the administration, marketing or trading of the Notes.

NYMEX does not guarantee the quality, accuracy and/or completeness of (i) statements made herein or in any other materials used to describe, market and/or sell the Notes, or (ii) the NYMEX commodity futures prices used in computing the return on the Notes. NYMEX makes no warranty, express or implied, as to results to be obtained by Citibank, holders of the Notes, or any other person or entity from the use of the warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the NYMEX commodity futures prices used in computing the return on the Notes and is not liable for any error or omission in any price used in connection with the Notes. Without limiting any of the foregoing, in no event shall NYMEX have any liability for any special, punitive, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages.

Historical Data on the First Nearby Light, Sweet Crude Oil Futures Contract

The following table sets forth the high, low and period-end settlement price of the first nearby light, sweet crude oil futures contract traded on the NYMEX for each quarterly period from January 3, 2006 through July 25, 2011 (rounded to two decimal places). Citibank obtained the data reflected below from Bloomberg without independent verification. These historical data on the first nearby light, sweet crude oil futures contract are not indicative of the future performance of the first nearby light, sweet crude oil futures contract or what the value of the Notes may be. Any historical upward or downward trend in the settlement price of the first nearby light, sweet crude oil futures contract during any period set forth below is not an indication that the settlement price of the first nearby light, sweet crude oil futures contract is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low	Period End
2006
Quarter
First	68.35	57.65	66.63
Second	75.17	66.23	73.93
Third	77.03	60.46	62.91
Fourth	63.72	55.81	61.05
2007
Quarter
First	66.03	50.48	65.87
Second	70.68	61.47	70.68
Third	83.32	69.26	81.66
Fourth	98.18	79.02	95.98
2008
Quarter
First	110.33	86.99	101.58
Second	140.21	100.98	140.00
Third	145.29	91.15	100.64
Fourth	98.53	33.87	44.60
2009
Quarter
First	54.34	33.98	49.66
Second	72.68	45.88	69.89
Third	74.37	59.52	70.61
Fourth	81.37	69.51	79.36
2010
Quarter
First	83.76	71.19	83.76
Second	86.84	68.01	75.63
Third	82.55	71.63	79.97

	High	Low	Period End
Fourth	91.51	79.49	91.38
2011
Quarter
First	106.72	84.32	106.72
Second	113.93	90.61	95.42
Third (through July 25, 2011)	99.87	94.94	99.20

The settlement price of the first nearby light, sweet crude oil futures contract traded on the NYMEX on July 25, 2011, as quoted on Bloomberg Screen page “CL1 <CMDTY>”, was $99.20.

DESCRIPTION OF GASOLINE RBOB

General

The Contingent Interest, if any, will be determined by reference to the settlement prices of the first nearby gasoline RBOB futures contract traded on the NYMEX. We have derived all information regarding the first nearby gasoline RBOB futures contract and the NYMEX from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the NYMEX. We make no representation or warranty as to the accuracy or completeness of such information.

The Futures Market

An exchange-traded futures contract, such as the first nearby gasoline RBOB futures contract traded on the NYMEX, provides for the future purchase and sale of a specified type and quantity of a commodity. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller.

Futures contracts are traded on organized exchanges such as the NYMEX, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a contract holder may elect to close out its position (either long or short) by taking an opposite position on the exchange on which the position is held. This operates to terminate the position and fix the contract holder’s profit or loss.

U.S. futures markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission (“CFTC”). Because the Notes do not constitute regulated futures contracts or investments in regulated futures contracts, depositors in the Notes will not benefit from any clearing house guarantees or any regulatory protections of the CFTC.

The New York Mercantile Exchange

The NYMEX is the largest exchange in the world for the trading of energy futures and options contracts, including contracts for light, sweet crude oil, unleaded gasoline, heating oil and natural gas. The NYMEX conducts trading in its futures contracts through an open-outcry trading floor during the trading day and through the day and after hours through an Internet-based electronic platform.

The First Nearby Gasoline RBOB Futures Contract

The first nearby gasoline RBOB futures contract trades in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The contract provides for delivery of reformulated gasoline blendstock for oxygen blending.

A “first nearby” contract is the contract next scheduled for delivery. For example, as of August 2011, the first nearby gasoline RBOB futures contract is the September 2011 futures contract.

NYMEX Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by NYMEX. NYMEX makes no representation or warranty, express or implied, to the purchasers of the Notes or any member of the public regarding the advisability of investing in certificates of deposit generally or in the Notes particularly or the ability of NYMEX commodity futures prices to track general commodity market performance. NYMEX has no relationship to Citibank and NYMEX commodity futures prices are determined, composed and calculated by NYMEX without regard to any of Citibank or the Notes. NYMEX has no obligation to take the needs of Citibank or the holders of the Notes into consideration in determining, composing or calculating any NYMEX commodity futures settlement price. NYMEX is not responsible for and has not participated in the determination of the timing of, prices of, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. NYMEX has no obligation or liability in connection with the administration, marketing or trading of the Notes.

NYMEX does not guarantee the quality, accuracy and/or completeness of (i) statements made herein or in any other materials used to describe, market and/or sell the Notes, or (ii) the NYMEX commodity futures prices used in computing the return on the Notes. NYMEX makes no warranty, express or implied, as to results to be obtained by Citibank, holders of the Notes, or any other person or entity from the use of the warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the NYMEX commodity futures prices used in computing the return on the Notes and is not liable for any error or omission in any price used in connection with the Notes. Without limiting any of the foregoing, in no event shall NYMEX have any liability for any special, punitive, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages.

Historical Data on the First Nearby Gasoline RBOB Futures Contract

The following table sets forth the high, low and period-end settlement price of the first nearby gasoline RBOB futures contract traded on the NYMEX for each quarterly period from January 3, 2006 through July 25, 2011 (rounded to two decimal places). Citibank obtained the data reflected below from Bloomberg without independent verification. These historical data on the first nearby gasoline RBOB futures contract are not indicative of the future performance of the first nearby gasoline RBOB futures contract or what the value of the Notes may be. Any historical upward or downward trend in the settlement price of the first nearby gasoline RBOB futures contract during any period set forth below is not an indication that the settlement price of the first nearby gasoline RBOB oil futures contract is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low	Period End
2006
Quarter
First	$208.05	$143.10	$206.45
Second	248.95	205.12	239.31
Third	243.08	149.29	156.32
Fourth	171.06	144.66	160.21
2007
Quarter
First	213.55	135.53	211.15
Second	244.05	201.77	229.42
Third	236.94	186.37	206.83
Fourth	249.62	198.13	247.58
2008
Quarter
First	274.29	223.99	261.63
Second	354.80	263.92	350.15
Third	257.10	239.70	248.47
Fourth	236.00	79.27	100.82
2009
Quarter
First	153.11	104.33	140.00
Second	207.11	137.17	189.72
Third	206.93	162.05	172.59
Fourth	207.05	172.03	205.25
2010
Quarter
First	231.00	188.64	231.00
Second	243.51	193.08	206.06
Third	219.35	184.94	204.48
Fourth	245.32	204.10	245.32

	High	Low	Period End
2011
Quarter
First	310.76	234.27	310.76
Second	346.48	277.66	303.16
Third (through July 25)	315.16	297.26	312.64

The settlement price of the first nearby gasoline RBOB futures contract traded on the NYMEX on July 25, 2011, as quoted on Bloomberg Screen page “XB1 <CMDTY>”, was $312.64.

DESCRIPTION OF THE FIRST NEARBY SUGAR FUTURES CONTRACTS

General

The Contingent Interest, if any, will be determined by reference to the settlement prices of the first nearby sugar futures contract, each of which are traded on the IntercontinentalExchange, Inc. (the “ICE”). We have derived all information regarding the first nearby sugar futures contracts and the ICE from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by the ICE. We make no representation or warranty as to the accuracy or completeness of such information.

The Intercontinental Exchange

In May 2000, IntercontinentalExchange, Inc. (“ICE”), was established, with its founding shareholders representing some of the world’s largest energy companies and global banks. ICE’s mission was to transform over-the-counter energy markets by providing an open, accessible, around-the-clock electronic energy marketplace to a previously fragmented and opaque market. ICE offered the energy community price transparency, more efficiency, greater liquidity and lower costs than manual trading, such as voice or floor markets. In June 2001, ICE expanded its business into futures trading by acquiring the International Petroleum Exchange (the “IPE”), now ICE Futures Europe, which operated Europe’s leading regulated energy futures exchange. Since 2003, ICE has partnered with the Chicago Climate Exchange to host its electronic marketplace. In April 2005, the entire ICE portfolio of energy futures became fully electronic. In November 2005, ICE completed its IPO on the New York Stock Exchange (NYSE) under the ticker ICE. In January 2007, ICE acquired the New York Board of Trade, now ICE Futures U.S. Today, its futures contracts for soft commodities, including sugar and coffee, are listed on the ICE platform.

ICE Futures U.S.

ICE Futures U.S. is based in New York and is a leading global soft commodity futures and options exchange, with markets for sugar. ICE Futures U.S. is also the exclusive venue for trading Russell 1000® and Russell 2000® index futures and options contracts as well as contracts based on the ICE U.S. Dollar Index. ICE Futures U.S. offers a range of trading and risk management services across soft commodities, equity indexes and foreign exchange (FX), and its electronic trading platform brings market access and transparency to participants around the world.

ICE Futures U.S. is a designated contract market pursuant to the Commodity Exchange Act of 1936, as amended, and, as such, is regulated by the CFTC.

The First Nearby Sugar Futures Contract

The first nearby sugar futures contract trades on the ICE in units of 112,000 pounds (50 long tons) of deliverable-grate sugar cane expressed in U.S. cents per pound. The contract months are March, May, July and October. There is no daily price limit. The first notice date is the first business day after the last trading day.

ICE Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by the ICE. The ICE makes no representation or warranty, express or implied, to the investors into the Notes or any member of the public regarding the advisability of investing in notes generally or in the Notes particularly or the ability of the ICE commodity futures prices to track general commodity market performance. The ICE has no relationship to Citigroup Funding Inc. and the ICE commodity futures prices are determined, composed and calculated by the ICE without regard to Citigroup Funding Inc. or to the Notes. The ICE has no any obligation to take the needs of Citigroup Funding Inc. or the needs of the investors of the Notes into consideration in determining, composing or calculating any ICE commodity futures settlement price. The ICE is not responsible for and have not participated in the determination of the timing of, prices of, or quantities of the Notes to be issued or in the determination or calculation of the equation pursuant to which cash amounts are payable on the Notes in addition to the principal amount. The ICE has no obligation or liability in connection with the administration, marketing or trading of the Notes.

The ICE does not guarantee the quality, accuracy and/or completeness of (i) statements made herein or in any other materials used to describe market and/or sell the Notes, or (ii) the ICE commodity futures prices used in computing the return on the Notes. The ICE makes no warranty, express or implied, as to results to be obtained by us, owners of the Notes, or any other person or entity from the use of the warranties, and hereby expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the ICE commodity futures prices used in computing the return on the Notes and are not liable for any error or omission in any price used in connection with the Notes. Without limiting any of the foregoing, in no event shall the ICE have any liability for any special, punitive, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages.

Historical Data on the First Nearby Sugar Futures Contract

The following table sets forth the high, low and period-end settlement price of the first nearby sugar futures contract traded on the CBOT for each quarterly period from January 3, 2006 through July 25, 2011 (rounded to two decimal places). Citigroup Funding obtained the data reflected below from Bloomberg without independent verification. These historical data on the first nearby sugar futures contract are not indicative of the future performance of the first nearby sugar futures contract or what the value of the Notes may be. Any historical upward or downward trend in the settlement price of the sugar futures contract during any period set forth below is not an indication that the settlement price of the sugar futures contract is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low	Period End
2006
Quarter
First	¢19.30	¢14.18	¢17.90
Second	18.33	14.71	15.79
Third	17.16	9.75	10.85
Fourth	12.58	10.89	11.75
2007
Quarter
First	11.51	9.85	9.88
Second	9.98	8.45	9.07
Third	10.33	9.09	9.56
Fourth	11.07	9.70	10.82
2008
Quarter
First	15.02	10.73	11.69
Second	12.67	9.52	12.04
Third	14.19	11.65	12.36
Fourth	13.93	10.57	11.81
2009
Quarter
First	13.70	11.43	12.67
Second	16.93	12.22	16.81
Third	24.39	16.96	24.12
Fourth	27.26	21.24	26.95

	High	Low	Period End
2010
Quarter
First	29.90	16.57	16.59
Second	18.03	13.67	18.03
Third	26.84	16.28	25.30
Fourth	34.39	22.99	32.12
2011
Quarter
First	35.31	25.65	27.11
Second	29.28	20.47	28.36
Third (through June 22)	31.34	27.25	30.74

The settlement price of the first nearby sugar futures contract traded on the ICE on July 25, 2011, as quoted on Bloomberg Screen page SB1 <CMDTY>, was ¢30.74.

DESCRIPTION OF THE CASH SETTLEMENT PRICE OF COPPER

General

The Contingent Interest, if any, will be determined by reference to the cash settlement price of copper set by the London Metal Exchange (the “LME”). We have derived all information regarding the method by which the LME arrives at settlement prices from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the LME. We make no representation or warranty as to the accuracy or completeness of such information.

The London Metal Exchange

The LME is a non-ferrous metals market. It offers futures and options contracts for aluminum, copper, nickel, tin, zinc and lead plus two regional aluminum alloy contracts. In 2005, the LME launched the world’s first futures contracts for plastics. The LME provides a transparent forum for the trading of futures contracts for non-ferrous metals and plastics. As a result of this trading, daily prices are “discovered” and published by the LME which the physical industry around the world uses as the basis of price negotiations for the physical sale or purchase of metals or plastics.

The cash settlement prices of copper is set during the second “ring” or round of trading at the LME, during which session only those broker members permitted to take part in ring trading may process their clients’ orders on the trading floor. The cash settlement prices of copper is determined at the end of the five-minute ring relating to the relevant Basket Commodity in the second ring session of the day. The cash settlement prices of copper are the last cash offer price quoted for the applicable commodity at the end of the second ring session.

Disclaimer

The Notes are not sponsored by, endorsed, sold or promoted by the LME or by any member thereof. The LME makes no representation or warranty, express or implied, to the purchasers of the Notes or any member of the public regarding the advisability of investing in notes generally or in the Notes particularly or the ability of the LME commodity cash settlement price to track general market performance of the relevant Basket Commodity price. The LME has no obligation to take the needs of Citigroup Funding Inc. or the investors into the Notes into consideration in determining the cash settlement prices of copper. The LME is not responsible for and has not participated in the determination of the timing of, prices of, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The LME has no obligation or liability in connection with the administration, marketing or trading of the Notes.

Historical Data on the Cash Settlement Price of Copper

The following table sets forth the high, low and period-end cash settlement price of copper for each quarterly period from January 3, 2006 through July 25, 2011 (rounded to two decimal places). Citigroup Funding obtained the data reflected below from Bloomberg without independent verification. These historical data on the cash settlement price of copper are not indicative of the future performance of the cash settlement price of copper or what the value of the Notes may be. Any historical upward or downward trend in the cash settlement price of copper during any period set forth below is not an indication that the cash settlement price of copper is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low	Period End
2006
Quarter
First	$5,527.50	$4,537.00	$5,527.50
Second	8,788.00	5,561.00	7,501.00
Third	8,233.00	7,230.00	7,601.00
Fourth	7,740.00	6,290.00	6,290.00
2007
Quarter
First	6,940.00	5,225.50	6,940.00
Second	8,225.00	6,916.00	7,650.00
Third	8,210.00	6,960.00	8,165.00
Fourth	8,301.00	6,272.50	6,676.50
2008
Quarter
First	8,881.00	6,666.00	8,520.00
Second	8,884.50	7,921.00	8,775.50
Third	8,985.00	6,419.00	6,419.00
Fourth	6,379.00	2,770.00	2,902.00
2009
Quarter
First	4,078.00	3,050.50	4,035.00
Second	5,266.00	3,963.50	5,108.00
Third	6,490.50	4,821.00	6,136.00
Fourth	7,346.00	5,856.00	7,346.00
2010
Quarter
First	7,830.00	6,242.00	7,830.00
Second	7,950.50	6,091.00	6,515.00
Third	8,053.50	6,354.00	8,053.50
Fourth	9,739.50	8,085.50	9,739.50
2011
Quarter
First	10,148.00	8,980.00	9,399.50
Second	9,823.00	8,536.50	9,301.00
Third (through July 25)	9,765.50	9,405.00	9,620.00

The LME cash settlement price of copper on June 14, 2011, as reported on Bloomberg Screen page “LOCADY <CMDTY>”, was $9,620.00.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date on which the Notes are initially priced for sale to the public, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, and U.S. Holders whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of purchasing, holding and disposing of the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to U.S. Treasury regulations governing contingent debt instruments (the “Contingent Debt Regulations”). Each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Taxation of Interest. A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of the “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt instrument. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of     %, compounded semi-annually (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. In addition, solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, a payment of $         at maturity (the “Projected Payment Amount”). The Projected Payment Amount is calculated as the amount required to produce the comparable yield, taking into account the Note’s original issue price.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payment.

Each note will be issued at par. However, because the Notes are subject to the Contingent Debt Regulations, the Notes will have original issue discount for U.S. federal income tax purposes (“Tax OID”), which a U.S. Holder must accrue at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on the Notes in taxable income each year although holders will receive no payments on the Notes prior to maturity.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its original issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for $1,000 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: $         in 2011; $         in 2012; and $         in 2013 (adjusted as described below).

Adjustments to Interest Accruals on the Notes. If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the Contingent Debt Regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income, which will increase the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may exceed both the amount of Tax OID and the actual cash payments received.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the Contingent Debt Regulations equal to the amount of such deficit. This adjustment will reduce the U.S. Holder’s interest income on the Notes for that taxable year, which will decrease the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may differ significantly both from the amount of Tax OID and the actual cash payments received.

U.S. Holders should be aware that the information statements they receive from their brokers (on an Internal Revenue Service (“IRS”) Form 1099) stating accrued Tax OID in respect of the Notes may not take net negative or positive adjustments into account, and thus may overstate or understate the holders’ interest inclusions.

Disposition of the Notes. When a U.S. Holder sells, exchanges, or otherwise disposes of a Note (including upon repayment of the Note upon an early redemption or at maturity) (a “disposition”), the U.S. Holder generally will recognize gain or loss on such disposition equal to the difference between the amount received by the U.S. Holder for the Note and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above) and less the amount of any projected payments received by the holder according to the projected payment schedule while holding the Note (without regard to the actual amount paid). Any gain realized by a U.S. Holder on a disposition of a Note generally will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition generally will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss. The deduction of capital losses is subject to limitations.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if the U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences of purchasing, holding or disposing of the Notes that may be relevant to them.

Payment with Respect to the Notes. All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment in the United States), the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding. In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an IRS Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

U.S. Federal Estate Tax. A Note beneficially owned by a Non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $         principal amount of the Notes (        Notes) for $985.00 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, at the public offering price less a fixed selling concession of $15.00 per Note. Citigroup Global Markets will pay this fixed selling concession to selected dealers and their financial advisors collectively. Citigroup Global Markets will pay selected dealers not affiliated with Citigroup Global Markets a selling concession of up to $15.00 for each Note they sell. Citigroup Global Markets may allow, and these dealers may reallow, a selling concession of not more than $15.00 per Note on sales to certain other dealers. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any securities exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly, without the prior written consent of the client.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Notes Based Upon

a Basket of Commodities

Due August 5, 2013

$1,000.00 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                     , 2011

(Including Prospectus Supplement Dated

May 12, 2011 and Prospectus Dated

May 12, 2011)